UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 12, 2002

EOG RESOURCES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 CLAY STREET
SUITE 4200
HOUSTON, TEXAS
(Address of principal executive offices)

77002
(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure.

  Today the principal executive officer and the principal financial officer of EOG Resources, Inc., a Delaware corporation (the "Company") delivered to the Securities and Exchange Commission their sworn statements as required by SEC Order 4-460. The sworn statement of Mark G. Papa, Chairman of the Board and Chief Executive Officer, is attached to this report as Exhibit 99.1. The sworn statement of David R. Looney, Vice President, Finance and Treasurer, and the principal financial officer of the Company, is attached to this report as Exhibit 99.2.


SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

            EOG RESOURCES, INC.
            (Registrant)

Date: August 12, 2002   By: /S/ PATRICIA L. EDWARDS
               Patricia L. Edwards
             Vice President, Human Resources,
           Administration and Corporate Secretary

EXHIBIT INDEX

99.1   Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings (as delivered to the SEC on August 12, 2002)

99.2   Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings (as delivered to the SEC on August 12, 2002)

Exhibit 99.1

STATEMENT UNDER OATH OF
PRINCIPAL EXECUTIVE OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING
TO EXCHANGE ACT FILINGS

I, Mark G. Papa, the principal executive officer of EOG Resources, Inc., a Delaware corporation (the "Company"), state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of the Company and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)   I have reviewed the contents of this statement with the Company's audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Company's Annual Report on Form 10-K for the year ending December 31, 2001, filed with the Securities and Exchange Commission on March 20, 2002;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of the Company filed with the Securities and Exchange Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/S/ MARK G. PAPA
        Mark G. Papa
Date: August 12, 2002

Subscribed and sworn to before me this 12th day of August, 2002.

/S/ JEANNE G. RODGERS
        Jeanne G. Rodgers
Notary Public

My Commission Expires: July 18, 2005

Exhibit 99.2

STATEMENT UNDER OATH OF
PRINCIPAL FINANCIAL OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING
TO EXCHANGE ACT FILINGS

I, David R. Looney, the principal financial officer of EOG Resources, Inc., a Delaware corporation (the "Company"), state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of the Company and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)   I have reviewed the contents of this statement with the Company's audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Company's Annual Report on Form 10-K for the year ending December 31, 2001, filed with the Securities and Exchange Commission on March 20, 2002;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of the Company filed with the Securities and Exchange Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/S/ DAVID R. LOONEY
DAVID R. LOONEY
Date: August 12, 2002

Subscribed and sworn to before me this 12th day of August, 2002.

/S/ JEANNE G. RODGERS
      Jeanne G. Rodgers
Notary Public

My Commission Expires: July 18, 2005